EXHIBIT 21.1

Subsidiaries of Southeastern Bank Financial Corporation

Name	Jurisdiction of Incorporation
Georgia Bank & Trust Company of Augusta	Georgia

Southeastern Bank Financial Statutory Trust I	Connecticut

Southeastern Bank Financial Trust II	Delaware

Southern Bank & Trust	South Carolina

SB&T Capital Corporation	South Carolina
(subsidiary of Georgia Bank and Trust Company of Augusta)

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